Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands)

Our earnings were insufficient to cover fixed charges in each of the years in the five-year period ended December 31, 2008. “Earnings” consist of loss from operations before income taxes and fixed charges. “Fixed charges” consist of interest expense and the portion of operating lease expense that represents interest. The following table sets forth the extent to which earnings were insufficient to cover fixed charges.

	Year Ended December 31,
	2008	2007	2006	2005	2004

Earnings:

Loss from operations before income taxes	$(132,435)	$(74,272)	$(37,637)	$(45,256)	$(56,255)
Plus: Combined Fixed Charges and Preferred Stock Dividends	1,792	1,921	1,911	1,795	1,900
Earnings, as defined	$(130,643)	$(72,351)	$(35,726)	$(43,461)	$(54,355)

Fixed charges:

Interest expense	$160	$221	$290	$276	$324

Estimated interest component of rent	1,632	1,700	1,621	1,519	1,576
Total fixed charges	$1,792	$1,921	$1,911	$1,795	$1,900

Combined Fixed Charges and Preferred Stock Dividends
Interest expense	$160	$221	$290	$276	$324

Estimated interest component of rent	1,632	1,700	1,621	1,519	1,576
Preferred Stock Dividends	—	—	—	—	—
Total combined fixed charges and preferred stock dividends	$1,792	$1,921	$1,911	$1,795	$1,900
Ratio of earnings to fixed charges **	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends **	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(132,435)	$(74,272)	$(37,637)	$(45,256)	$(56,255)
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(132,435)	$(74,272)	$(37,637)	$(45,256)	$(56,255)

** Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.